SEC Mail Processing
JUL 01 2020
Washington, DC

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| SEC FILE NUMBER |
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| CUSIP NUMBER |
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| 74732T 10 6 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 12b-25

## NOTIFICATION OF LATE FILING

*(Check one):* ☐ Form 10-K ☐Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

*Read Instructions (on back page) Before Preparing Form. Please Print or Type.*
**Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.**

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

**PART I – REGISTRANT INFORMATION**

**Prudential Bank Employees' Savings & Profit Sharing Plan and Trust**
Full Name of Registrant

______________________
Former Name if Applicable

**1834 West Oregon Avenue**
Address of Principal Executive Office *(Street and Number)*

**Philadelphia, PA 19145**
City, State and Zip Code

**PART II – RULES 12b-25(b) AND (c)**

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

**The Annual Report on Form 11-K is not being filed within the prescribed time because of additional time to complete the report in light of the pandemic.**

(Attach extra Sheets if Needed)

## PART IV – OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

| **Jack E. Rothkopf, Chief Financial Officer, Prudential Bank** | **(215)** | **755-1500** |
|---|---|---|
| (Name) | (Area Code) | (Telephone Number) |

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☒ No ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**Prudential Bank Employees' Savings & Profit
Sharing Plan and Trust**

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     **June 29, 2020**          By _____

**Jack E. Rothkopf, on behalf of
Prudential Bank as the Plan
Administrator**

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC Mail Processing

FORM 11-K

JUL 01 2020

Washington, DC

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ___________

Commission file number: 000-55084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Prudential Bank**
**Employees' Savings & Profit Sharing Plan and Trust**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Prudential Bancorp, Inc.**
**1834 West Oregon Avenue**
**Philadelphia, Pennsylvania 19145**

## REQUIRED INFORMATION

*Financial Statements.* The following financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as part of this annual report for the Prudential Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2019.

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PRUDENTIAL BANK

EMPLOYEES' SAVINGS &

PROFIT SHARING PLAN AND TRUST

June 29, 2020                    By:     _____

Jack E. Rothkopf, on behalf of

Prudential Bank as the Plan Administrator

# Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

## Annual Return/Report of Employee Benefit Plan

This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6057(b) and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with
the instructions to the Form 5500.

OMB Nos. 1210-0110
1210-0089

### 2019

This Form is Open to Public
Inspection

## Part I   Annual Report Identification Information

For calendar plan year 2019 or fiscal plan year beginning   01/01/2019   and ending   12/31/2019

**A** This return/report is for:
- [ ] a multiemployer plan
- [ ] a multiple-employer plan (Filers checking this box must attach a list of participating employer information in accordance with the form instructions.)
- [X] a single-employer plan
- [ ] a DFE (specify) ____

**B** This return/report is:
- [ ] the first return/report
- [ ] the final return/report
- [ ] an amended return/report
- [ ] a short plan year return/report (less than 12 months)

**C** If the plan is a collectively-bargained plan, check here. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ▶ [ ]

**D** Check box if filing under:
- [ ] Form 5558
- [ ] automatic extension
- [ ] the DFVC program
- [ ] special extension (enter description)

## Part II   Basic Plan Information—enter all requested information

**1a** Name of plan
PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

**1b** Three-digit plan number (PN) ▶   003

**1c** Effective date of plan
10/01/2004

**2a** Plan sponsor's name (employer, if for a single-employer plan)
Mailing address (include room, apt., suite no. and street, or P.O. Box)
City or town, state or province, country, and ZIP or foreign postal code (if foreign, see instructions)

PRUDENTIAL SAVINGS BANK

1834 W. OREGON AVENUE

PHILADELPHIA   PA 19145-3793

**2b** Employer Identification Number (EIN)
23-1107072

**2c** Plan Sponsor's telephone number
215-755-1500

**2d** Business code (see instructions)
522120

---

**Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.**

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

| SIGN HERE | | 06/29/2020 | Dominique Genca |
|---|---|---|---|
| | Signature of plan administrator | Date | Enter name of individual signing as plan administrator |
| SIGN HERE | | | |
| | Signature of employer/plan sponsor | Date | Enter name of individual signing as employer or plan sponsor |
| SIGN HERE | | | |
| | Signature of DFE | Date | Enter name of individual signing as DFE |

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Form 5500 (2019)
v. 190130

| **3a** Plan administrator's name and address ☐ Same as Plan Sponsor | **3b** Administrator's EIN |
|---|---|
| PRUDENTIAL SAVINGS BANK | 23-1107072 |
| 1834 W. OREGON AVENUE | **3c** Administrator's telephone number |
| PHILADELPHIA                    PA        19145-3793 | 215-755-1500 |

| **4** If the name and/or EIN of the plan sponsor or the plan name has changed since the last return/report filed for this plan, enter the plan sponsor's name, EIN, the plan name and the plan number from the last return/report: | **4b** EIN |
|---|---|
| **a** Sponsor's name | **4d** PN |
| **c** Plan Name | |

| | | |
|---|---|---|
| **5** Total number of participants at the beginning of the plan year | **5** | 112 |
| **6** Number of participants as of the end of the plan year unless otherwise stated (welfare plans complete only lines 6a(1), 6a(2), 6b, 6c, and 6d). | | |
| **a(1)** Total number of active participants at the beginning of the plan year ................................................................. | **6a(1)** | 77 |
| **a(2)** Total number of active participants at the end of the plan year ..................................................................... | **6a(2)** | 74 |
| **b** Retired or separated participants receiving benefits................................................................................................ | **6b** | 1 |
| **c** Other retired or separated participants entitled to future benefits.......................................................................... | **6c** | 48 |
| **d** Subtotal. Add lines 6a(2), 6b, and 6c.................................................................................................................... | **6d** | 123 |
| **e** Deceased participants whose beneficiaries are receiving or are entitled to receive benefits. ................................ | **6e** | 0 |
| **f** Total. Add lines 6d and 6e................................................................................................................................... | **6f** | 123 |
| **g** Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item) ............................................................................................................................................. | **6g** | 116 |
| **h** Number of participants who terminated employment during the plan year with accrued benefits that were less than 100% vested ............................................................................................................................................. | **6h** | 8 |
| **7** Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)......... | **7** | |

**8a** If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:

    2J   2E   2G   2R   3D   2T

**b** If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

| **9a** Plan funding arrangement (check all that apply) | **9b** Plan benefit arrangement (check all that apply) |
|---|---|
| **(1)** ☐ Insurance | **(1)** ☐ Insurance |
| **(2)** ☐ Code section 412(e)(3) insurance contracts | **(2)** ☐ Code section 412(e)(3) insurance contracts |
| **(3)** ☒ Trust | **(3)** ☒ Trust |
| **(4)** ☐ General assets of the sponsor | **(4)** ☐ General assets of the sponsor |

**10** Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

| **a** Pension Schedules | **b** General Schedules |
|---|---|
| **(1)** ☒ R (Retirement Plan Information) | **(1)** ☐ H (Financial Information) |
| | **(2)** ☒ I (Financial Information – Small Plan) |
| **(2)** ☐ MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary | **(3)** ☐ ___ A (Insurance Information) |
| | **(4)** ☐ C (Service Provider Information) |
| **(3)** ☐ SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary | **(5)** ☒ D (DFE/Participating Plan Information) |
| | **(6)** ☐ G (Financial Transaction Schedules) |

| Part III | Form M-1 Compliance Information (to be completed by welfare benefit plans) |
|---|---|

**11a** If the plan provides welfare benefits, was the plan subject to the Form M-1 filing requirements during the plan year? (See instructions and 29 CFR 2520.101-2.) ..................................... ☐ Yes   ☐ No

If "Yes" is checked, complete lines 11b and 11c.

**11b** Is the plan currently in compliance with the Form M-1 filing requirements? (See instructions and 29 CFR 2520.101-2.) ........... ☐ Yes   ☐ No

**11c** Enter the Receipt Confirmation Code for the 2018 Form M-1 annual report.  If the plan was not required to file the 2018 Form M-1 annual report, enter the Receipt Confirmation Code for the most recent Form M-1 that was required to be filed under the Form M-1 filing requirements. (Failure to enter a valid Receipt Confirmation Code will subject the Form 5500 filing to rejection as incomplete.)

Receipt Confirmation Code_____

## SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

## DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

**2019**

This Form is Open to Public
Inspection.

For calendar plan year 2019 or fiscal plan year beginning 01/01/2019 and ending 12/31/2019

**A** Name of plan
PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING
PLAN AND TRUST

**B** Three-digit
plan number (PN) ▶ | 003

**C** Plan or DFE sponsor's name as shown on line 2a of Form 5500

PRUDENTIAL SAVINGS BANK

**D** Employer Identification Number (EIN)

23-1107072

| Part I | Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs) (Complete as many entries as needed to report all interests in DFEs) |
|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE: STABLE VALUE FD METLIFE GAC SERIES

**b** Name of sponsor of entity listed in (a): RELIANCE TRUST

| **c** EIN-PN 46-6625485 001 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) | 1,424,851 |

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) | |

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) | |

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) | |

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) | |

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) | |

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) | |

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule D (Form 5500) 2019
v. 190130

Page **2** - [         ]

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

**a** Name of MTIA, CCT, PSA, or 103-12 IE:

**b** Name of sponsor of entity listed in (a):

| **c** EIN-PN | **d** Entity code | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) |
|---|---|---|

| Part II | Information on Participating Plans (to be completed by DFEs) |
|---------|--------------------------------------------------------------|

(Complete as many entries as needed to report all participating plans)

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

**a** Plan name

| **b** Name of plan sponsor | **c** EIN-PN |
|---|---|

## SCHEDULE I
### (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

## Financial Information—Small Plan

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

### 2019

**This Form is Open to Public Inspection**

| For calendar plan year 2019 or fiscal plan year beginning | 01/01/2019 | and ending | 12/31/2019 |
|---|---|---|---|

| A Name of plan | B Three-digit plan number (PN) ▶ | 003 |
|---|---|---|
| PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST | | |

| C Plan sponsor's name as shown on line 2a of Form 5500 | D Employer Identification Number (EIN) |
|---|---|
| PRUDENTIAL SAVINGS BANK | 23-1107072 |

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

## Part I    Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

| 1 | Plan Assets and Liabilities: | | (a) Beginning of Year | (b) End of Year |
|---|---|---|---|---|
| a | Total plan assets | 1a | 6,102,078 | 7,156,756 |
| b | Total plan liabilities | 1b | | |
| c | Net plan assets (subtract line 1b from line 1a) | 1c | 6,102,078 | 7,156,756 |

| 2 | Income, Expenses, and Transfers for this Plan Year: | | (a) Amount | (b) Total |
|---|---|---|---|---|
| a | Contributions received or receivable: | | | |
| | (1)  Employers | 2a(1) | 129,617 | |
| | (2)  Participants | 2a(2) | 313,508 | |
| | (3)  Others (including rollovers) | 2a(3) | | |
| b | Noncash contributions | 2b | | |
| c | Other income | 2c | 824,652 | |
| d | Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) | 2d | | 1,267,777 |
| e | Benefits paid (including direct rollovers) | 2e | 192,006 | |
| f | Corrective distributions (see instructions) | 2f | | |
| g | Certain deemed distributions of participant loans (see instructions) | 2g | | |
| h | Administrative service providers (salaries, fees, and commissions) | 2h | 16,383 | |
| i | Other expenses | 2i | 4,710 | |
| j | Total expenses (add lines 2e, 2f, 2g, 2h, and 2i) | 2j | | 213,099 |
| k | Net income (loss) (subtract line 2j from line 2d) | 2k | | 1,054,678 |
| l | Transfers to (from) the plan (see instructions) | 2l | | |

3   **Specific Assets:** If the plan held assets at any time during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

| | | | Yes | No | Amount |
|---|---|---|---|---|---|
| a | Partnership/joint venture interests | 3a | | X | |
| b | Employer real property | 3b | | X | |
| c | Real estate (other than employer real property) | 3c | | X | |
| d | Employer securities | 3d | X | | 2,907,803 |
| e | Participant loans | 3e | X | | 56,655 |
| f | Loans (other than to participants) | 3f | | X | |
| g | Tangible personal property | 3g | | X | |

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule I (Form 5500) 2019
v. 190130

| Part II | Compliance Questions | | | | |
|---|---|---|---|---|---|

| 4 | During the plan year: | | Yes | No | Amount |
|---|---|---|---|---|---|
| a | Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.) .......... | 4a | | X | |
| b | Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance. ................... | 4b | | X | |
| c | Were any leases to which the plan was a party in default or classified during the year as uncollectible? ................... | 4c | | X | |
| d | Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) ................... | 4d | | X | |
| e | Was the plan covered by a fidelity bond? ................... | 4e | X | | 6,000,000 |
| f | Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? ................... | 4f | | X | |
| g | Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? ................... | 4g | | X | |
| h | Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? ....... | 4h | | X | |
| i | Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? ................... | 4i | | X | |
| j | Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? ................... | 4j | | X | |
| k | Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.) ................... | 4k | X | | |
| l | Has the plan failed to provide any benefit when due under the plan? ................... | 4l | | X | |
| m | If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.) ................... | 4m | | X | |
| n | If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3 ................... | 4n | | | |

**5a** Has a resolution to terminate the plan been adopted during the plan year or any prior plan year?........ ☐ Yes ☒ No
If "Yes," enter the amount of any plan assets that reverted to the employer this year _____.

**5b** If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

| 5b(1) Name of plan(s) | 5b(2) EIN(s) | 5b(3) PN(s) |
|---|---|---|
| | | |
| | | |
| | | |
| | | |

**5c** If the plan is a defined benefit plan, is it covered under the PBGC insurance program (See ERISA section 4021.)? ...... ... ☐ Yes ☐ No ☐ Not determined.
If "Yes" is checked, enter the My PAA confirmation number from the PBGC premium filing for this plan year_____. (See instructions.)

# SCHEDULE R
## (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

## Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

## 2019

**This Form is Open to Public Inspection.**

For calendar plan year 2019 or fiscal plan year beginning **01/01/2019** and ending **12/31/2019**

| A Name of plan | B Three-digit plan number (PN) ▶ |
|---|---|
| PRUDENTIAL SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST | 003 |

| C Plan sponsor's name as shown on line 2a of Form 5500 | D Employer Identification Number (EIN) |
|---|---|
| PRUDENTIAL SAVINGS BANK | 23-1107072 |

## Part I    Distributions

All references to distributions relate only to payments of benefits during the plan year.

1  Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .................................................................

| 1 | 0 |
|---|---|

2  Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s):    **58-1428634**

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3  Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year ...............................................................

| 3 | |
|---|---|

## Part II    Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part.)

4  Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? .......................... ☐ Yes  ☐ No  ☐ N/A

**If the plan is a defined benefit plan, go to line 8.**

5  If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver.    **Date:**  Month _____  Day _____  Year _____

**If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.**

6  a  Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived) ...................................................

| 6a | |
|---|---|

   b  Enter the amount contributed by the employer to the plan for this plan year..................................

| 6b | |
|---|---|

   c  Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) ...........................................

| 6c | |
|---|---|

**If you completed line 6c, skip lines 8 and 9.**

7  Will the minimum funding amount reported on line 6c be met by the funding deadline?........................................... ☐ Yes  ☐ No  ☐ N/A

8  If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ......................................................... ☐ Yes  ☐ No  ☐ N/A

## Part III    Amendments

9  If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box............................................... ☐ Increase  ☐ Decrease  ☐ Both  ☐ No

## Part IV    ESOPs (see instructions). If this is not a plan described under section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10  Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? ............... ☐ Yes  ☐ No

11  a  Does the ESOP hold any preferred stock? ............................................................ ☐ Yes  ☐ No

    b  If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) ............................................ ☐ Yes  ☐ No

12  Does the ESOP hold any stock that is not readily tradable on an established securities market? ...................................... ☐ Yes  ☐ No

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule R (Form 5500) 2019
v. 190130

---

| Part V | Additional Information for Multiemployer Defined Benefit Pension Plans |

**13** Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

**a** Name of contributing employer

**b** EIN        **c** Dollar amount contributed by employer

**d** Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

**e** Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly  ☐ Weekly  ☐ Unit of production  ☐ Other (specify): _____

**a** Name of contributing employer

**b** EIN        **c** Dollar amount contributed by employer

**d** Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

**e** Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly  ☐ Weekly  ☐ Unit of production  ☐ Other (specify): _____

**a** Name of contributing employer

**b** EIN        **c** Dollar amount contributed by employer

**d** Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

**e** Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly  ☐ Weekly  ☐ Unit of production  ☐ Other (specify): _____

**a** Name of contributing employer

**b** EIN        **c** Dollar amount contributed by employer

**d** Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

**e** Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly  ☐ Weekly  ☐ Unit of production  ☐ Other (specify): _____

**a** Name of contributing employer

**b** EIN        **c** Dollar amount contributed by employer

**d** Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

**e** Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly  ☐ Weekly  ☐ Unit of production  ☐ Other (specify): _____

**a** Name of contributing employer

**b** EIN        **c** Dollar amount contributed by employer

**d** Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month _____ Day _____ Year _____

**e** Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
  (1) Contribution rate (in dollars and cents) _____
  (2) Base unit measure: ☐ Hourly  ☐ Weekly  ☐ Unit of production  ☐ Other (specify): _____

**14** Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

| | |
|---|---|
| a  The current year............................................................................................................................ | **14a** |
| b  The plan year immediately preceding the current plan year................................................................... | **14b** |
| c  The second preceding plan year ....................................................................................................... | **14c** |

**15** Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

| | |
|---|---|
| a  The corresponding number for the plan year immediately preceding the current plan year............................ | **15a** |
| b  The corresponding number for the second preceding plan year ............................................................... | **15b** |

**16** Information with respect to any employers who withdrew from the plan during the preceding plan year:

| | |
|---|---|
| a  Enter the number of employers who withdrew during the preceding plan year  ............................................ | **16a** |
| b  If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers ............................................................................................. | **16b** |

**17** If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ......................................................................................................................... ☐

| **Part VI** | **Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans** |
|---|---|

**18** If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment .................................................................................................................... ☐

**19** If the total number of participants is 1,000 or more, complete lines (a) through (c)
    **a**  Enter the percentage of plan assets held as:
        Stock: _____%  Investment-Grade Debt: _____%  High-Yield Debt: _____%  Real Estate: _____%  Other: _____%
    **b**  Provide the average duration of the combined investment-grade and high-yield debt:
        ☐ 0-3 years  ☐ 3-6 years  ☐ 6-9 years  ☐ 9-12 years  ☐ 12-15 years  ☐ 15-18 years  ☐ 18-21 years  ☐ 21 years or more
    **c**  What duration measure was used to calculate line 19(b)?
        ☐ Effective duration  ☐ Macaulay duration  ☐ Modified duration  ☐ Other (specify):

**20 PBGC missed contribution reporting requirements.** If this is a multiemployer plan or a single-employer plan that is not covered by PBGC, skip line 20.
    **a**  Is the amount of unpaid minimum required contributions for all years from Schedule SB (Form 5500) line 40 greater than zero? ☐ Yes ☐ No
    **b**  If line 20a is "Yes," has PBGC been notified as required by ERISA sections 4043(c)(5) and/or 303(k)(4)? Check the applicable box:
        ☐ Yes.
        ☐ No. Reporting was waived under 29 CFR 4043.25(c)(2) because contributions equal to or exceeding the unpaid minimum required contribution were made by the 30th day after the due date.
        ☐ No. The 30-day period referenced in 29 CFR 4043.25(c)(2) has not yet ended, and the sponsor intends to make a contribution equal to or exceeding the unpaid minimum required contribution by the 30th day after the due date.
        ☐ No. Other. Provide explanation_____